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                                                     ---------------------------
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.   7    )*
                                          --------

                    Superior Consultant Holdings Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   868146101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Susan M. Synor
                    Superior Consultant Holdings Corporation
                            17570 West 12 Mile Road
                           Southfield, Michigan 48076
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 25, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (03-00)

CUSIP NO. 868146101                                           Page 2 of 12 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    Ronald V. Aprahamian
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
    (a) [X]  See Item 2 below
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS* (See Instructions)
    SC, PF
    See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER           791,005
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER           3,000
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER      791,005
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER      3,000
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     794,005
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 868146101                                           Page 3 of 12 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    Richard D. Helppie, Jr.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
    (a) [X]  See Item 2 below
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS* (See Instructions)
    PF
    See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER         3,490,544
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER               0
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER    3,490,544
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER          0
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,490,544
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 868146101                                           Page 4 of 12 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    George S. Huntzinger
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
    (a) [X]  See Item 2 below
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS* (See Instructions)
    SC, PF
    See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER           269,258
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER           4,500
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER      269,258
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER      4,500
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     273,758
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 868146101                                           Page 5 of 12 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    Douglas S. Peters
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
    (a) [X]  See Item 2 below
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS* (See Instructions)
    SC, PF
    See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER            59,251
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER               0
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER       59,251
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER          0
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     59,251
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 868146101                                           Page 6 of 12 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    Richard R. Sorensen
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
    (a) [X]  See Item 2 below
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS* (See Instructions)
    PF
    See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER            27,184
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER           5,000
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER       27,184
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER      5,000
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     32,184
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 868146101                                           Page 7 of 12 Pages

         The undersigned hereby amend their Schedule 13D filed November 13, 2000, as amended by the Amendment No. 1 filed November 29, 2000, the Amendment No. 2 filed December 11, 2000, the Amendment No. 3 filed March 5, 2001, the Amendment No. 4 filed May 14, 2001, the Amendment No. 5 filed May 21, 2001 and Amendment No. 6 filed on November 21, 2001 (collectively, the "Schedule 13D"), relating to the Common Stock of Superior Consultant Holdings Corporation. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. The purposes of this Amendment No. 7 are (a) to report that each of Bracken, Smith, Saslow and Tyagi has discontinued his non-discretionary purchase plan described in the
Schedule 13D and ceased to be a Reporting Person, (b) to report that Douglas S. Peters, a member of the Board of Directors of the Issuer, has adopted a non-discretionary purchase plan with the same broker/dealer as Helppie, Aprahamian, Huntzinger and Sorensen, (c) to report an increase in the shares of Common Stock beneficially owned by the Reporting Persons and (d) to describe the transactions in Common Stock effected by the Reporting Persons in the 60 days prior to the date of this Amendment No. 7.

ITEM 2 -- IDENTITY AND BACKGROUND

Item 2 is supplemented as follows:

The principal business address for Douglas S. Peters ("Peters," and, collectively with Helppie, Aprahamian, Huntzinger, and Sorensen, the "Reporting Persons") is c/o Superior Consultant Holdings Corporation, 17570 West 12 Mile Road, Southfield, Michigan 48076. Peters is a director of the Issuer. Peters is a citizen of the Unites States.

Peters has not, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Peters is filing this Schedule 13D jointly with the other Reporting Persons because the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), because they have agreed, among themselves, to purchase additional shares of Common Stock from time to time in open market transactions. None of the Reporting Persons, however, has any agreement, arrangement or understanding to act together with respect to the voting and/or disposition of any shares that any of them now beneficially own or may hereafter acquire.

ITEM 3 -- SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is supplemented as follows:

All shares beneficially owned by Peters were purchased with Peters' personal funds.

CUSIP No. 868146101                                           Page 8 of 12 Pages

ITEM 4 -- PURPOSE OF TRANSACTION

Item 4 is amended and supplemented as follows:

On August 6, 2002, Peters entered into a purchase plan pursuant to Rule 10b5-1(c) promulgated by the Securities and Exchange Commission under the 1934 Act, under which he granted a single broker-dealer the sole discretion, subject to certain limitations, to make purchases of Common Stock from time to time for his account. The other Reporting Persons have previously adopted similar Purchase Plans with the same broker-dealer. The broker-dealer has agreed to allocate any shares purchased pursuant to the Purchase Plans among the Reporting Persons' individual accounts in the aggregate based upon the following approximate percentage allocation until any Reporting Person shall have purchased the aggregate maximum amount of shares of Common Stock designated in the Purchase Plan, as may be amended from time to time: Aprahamian (43.5%), Helppie (43.5%), Huntzinger (8.5%), Sorensen (3.5%), and Peters (1.0%).

ITEM 5 -- INTEREST IN SECURITIES OF THE ISSUER

Item 5 is supplemented as follows:

(a) As of October 25, 2002, there were 11,116,991 shares of Common Stock issued and outstanding. Based on such information, as of the date hereof, after taking into account the transactions described in Item 5(c) below, the Reporting Persons beneficially own in the aggregate 4,649,742 shares of Common Stock which represents approximately 41.2% of the outstanding shares of Common Stock. Individually, each of the Reporting Persons beneficially owns the following shares: (i) Aprahamian beneficially owns 794,005 shares, which represents 7.1% of the outstanding shares of Common Stock; (ii) Helppie beneficially owns 3,490,544 shares, which represents 31.3% of the outstanding shares of Common Stock; (iii) Huntzinger beneficially owns 273,758 shares, which represents 2.5% of the outstanding shares of Common Stock; (iv) Sorensen beneficially owns 32,184 shares which represents 0.3% of the outstanding shares of Common Stock; and (v) Peters beneficially owns 59,251 shares, which represents 0.5% of the outstanding shares of Common Stock. The number of shares beneficially owned by the Reporting Persons includes shares issuable upon exercise of options currently exercisable or exercisable within 60 days from the date hereof as follows: Aprahamian -- 24,000 shares; Helppie -- 50,625 shares; Huntzinger -- 10,000 shares Sorensen -- 22,600 shares; and Peters -- 57,000 shares.

(b) In the sixty days prior to the date of this Amendment No. 7, the following transactions by Reporting Persons occurred:

     Reporting Person      Transaction Date    No. of Shares     Price per Share      Type of Transaction
     Aprahamian             8/27/02              890             $3.98               Open market
                            9/03/02              435             $4.02               Open market
                            9/05/02              650             $3.70               Open market
                            9/11/02              535             $3.68               Open market
                            9/12/02              535             $3.49               Open market

CUSIP No. 868146101                                           Page 9 of 12 Pages


                            9/17/02              515             $3.39               Open market
                            9/19/02              515             $3.30               Open market
                            9/23/02              490             $3.10               Open market
                            9/25/02              490             $3.00               Open market
                            9/26/02              490             $2.94               Open market
                            9/30/02              485             $2.849              Open market
                            10/02/02             485             $2.90               Open market
                            10/17/02             960             $2.19               Open market
                            10/23/02             1,030           $2.42               Open market
                            10/24/02             1,030           $3.00               Open market
                            10/25/02             1,030           $2.60               Open market
     Helppie                8/27/02              890             $3.98               Open market
                            9/03/02              435             $4.02               Open market
                            9/05/02              650             $3.70               Open market
                            9/11/02              535             $3.68               Open market
                            9/12/02              535             $3.49               Open market
                            9/17/02              515             $3.39               Open market
                            9/19/02              515             $3.30               Open market
                            9/23/02              490             $3.10               Open market
                            9/25/02              490             $3.00               Open market
                            9/26/02              490             $2.94               Open market
                            9/30/02              485             $2.849              Open market
                            10/02/02             485             $2.90               Open market
                            10/17/02             960             $2.19               Open market
                            10/23/02             1,030           $2.42               Open market
                            10/24/02             1,030           $3.00               Open market
                            10/25/02             1,030           $2.60               Open market
     Huntzinger             8/27/02              175             $3.98               Open market
                            9/03/02              85              $4.02               Open market
                            9/05/02              125             $3.70               Open market
                            9/11/02              105             $3.68               Open market
                            9/12/02              105             $3.49               Open market
                            9/17/02              100             $3.39               Open market
                            9/19/02              100             $3.30               Open market
                            9/23/02              96              $3.10               Open market
                            9/25/02              96              $3.00               Open market
                            9/26/02              96              $2.94               Open market
                            9/30/02              95              $2.849              Open market
                            10/02/02             95              $2.90               Open market
                            10/17/02             185             $2.19               Open market
                            10/23/02             200             $2.42               Open market
                            10/24/02             200             $3.00               Open market
                            10/25/02             200             $2.60               Open market
                            8/27/02              70              $3.98               Open market
     Sorensen               9/03/02              35              $4.02               Open market
                            9/05/02              50              $3.70               Open market
                            9/11/02              45              $3.68               Open market
                            9/12/02              45              $3.49               Open market
                            9/17/02              44              $3.39               Open market
                            9/19/02              44              $3.30               Open market
                            9/23/02              40              $3.10               Open market
                            9/25/02              40              $3.00               Open market

CUSIP No. 868146101                                          Page 10 of 12 Pages

                            9/26/02              40              $2.94               Open market
                            9/30/02              40              $2.849              Open market
                            10/02/02             40              $2.90               Open market
                            10/17/02             75              $2.19               Open market
                            10/23/02             81              $2.42               Open market
                            10/24/02             81              $3.00               Open market
                            10/25/02             81              $2.60               Open market
     Peters                 8/27/02              23              $3.98               Open market
                            9/03/02              10              $4.02               Open market
                            9/05/02              18              $3.70               Open market
                            9/11/02              10              $3.68               Open market
                            9/12/02              10              $3.49               Open market
                            9/17/02              12              $3.39               Open market
                            9/19/02              12              $3.30               Open market
                            9/23/02              12              $3.10               Open market
                            9/25/02              12              $3.00               Open market
                            9/26/02              12              $2.94               Open market
                            9/30/02              12              $2.849              Open market
                            10/02/02             12              $2.90               Open market
                            10/17/02             23              $2.19               Open market
                            10/23/02             25              $2.42               Open market
                            10/24/02             25              $3.00               Open market
                            10/25/02             25              $2.60               Open market


(e) The following persons were identified as Reporting Persons in earlier filings of the Schedule 13D but have ceased to be Reporting Persons as of the dates set forth herein. Effective as of October 29, 2001 each of Bracken and Smith has discontinued his non-discretionary purchase plan described in the
Schedule 13D and ceased to be a Reporting Person. Effective as of June 11, 2002, Saslow has discontinued his non-discretionary purchase plan described in the
Schedule 13D and ceased to be a Reporting Person. Effective as of June 12, 2002, Tyagi has discontinued his non-discretionary purchase plan described in the
Schedule 13D and ceased to be a Reporting Person. None of the above persons has any agreement, arrangement or understanding to act together or with the Reporting Persons with respect to the voting and/or disposition of any shares that any of them now beneficially own or may hereafter acquire. On the dates on which the above persons ceased to be Reporting Persons, they beneficially owned the following shares: (i) Bracken beneficially owned 460,148 shares which represent approximately 4.1% of the outstanding shares of Common Stock; (ii) Saslow beneficially owned 86,921 shares which represent approximately 0.8% of the outstanding shares of Common Stock; (iii) Smith beneficially owned 294,885 shares which represent approximately 2.6% of the outstanding shares of Common Stock; and (iv) Tyagi beneficially owned 36,637 shares which represent approximately 0.3% of the outstanding shares of Common Stock. The number of shares beneficially owned by these former Reporting Persons includes shares issuable upon exercise of options currently exercisable or exercisable within 60 days from the date hereof as follows: Bracken -- 120,000 shares; Saslow -- 78,900 shares; Smith -- 0 shares; and Tyagi -- 20,000 shares.

CUSIP No. 868146101                                          Page 11 of 12 Pages

ITEM 6 -- CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is supplemented as follows:

Peters holds stock options granted under the Issuer's Long Term Incentive Plan and Non-Statutory Stock Option Plan. Peters currently holds vested options to purchase 57,000 shares of Common Stock. Peters currently holds unvested options to purchase 6,000 shares of Common Stock. None of these options will vest within 60 days of the date of this filing.

ITEM 7 -- MATERIALS TO BE FILED AS EXHIBITS

Item 7 is amended as follows:

Exhibit N                          Amended and Restated Joint Filing Undertaking

CUSIP No. 868146101                                          Page 12 of 12 Pages




SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2002


   /s/Ronald V. Aprahamian                           /s/Douglas S. Peters
   -----------------------------                     -------------------------
      Ronald V. Aprahamian, Chairman                Douglas S. Peters, Director





   /s/ Richard D. Helppie, Jr.                       /s/ Richard R. Sorensen
   ---------------------------------------           -------------------------
  Richard D. Helppie, Jr., CEO and Director         Richard R. Sorensen, CFO





   /s/ George S. Huntzinger
   -------------------------------------
  George S. Huntzinger, President and COO

           EXHIBIT N -- AMENDED AND RESTATED JOINT FILING UNDERTAKING

The undersigned hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule jointly on behalf of each such party.

Date:    November 4, 2002

/s/ Ronald V. Aprahamian                              /s/ Douglas S. Peters
---------------------------------------               ----------------------
Ronald V. Aprahamian                                  Douglas S. Peters


/s/ Richard D. Helppie, Jr.                           /s/ Richard R. Sorensen
---------------------------------------               ------------------------
Richard D. Helppie, Jr.                               Richard R. Sorensen


/s/ George S. Huntzinger
---------------------------------------
George S. Huntzinger